

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 21, 2007

via U.S. mail and facsimile

Mr. Richard H. Fleming
Executive Vice President and Chief Financial Officer
USG Corporation
125 S. Franklin Street
Chicago, IL 60606-4678

> **RE: USG Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 16, 2007**
> **File No. 001-08864**

Dear Mr. Fleming:

    We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 10. Directors, Executive Officers and Corporate Governance, page 65

1.   Refer to "Director Nominees and Directors Continuing in Office" on page 6 in the definitive proxy statement on Schedule 14A filed on March 30, 2007. Describe briefly in future filings the business experience during the past five years of each director or person nominated or chosen to become a director. For example, refer to the paragraphs relating to Lawrence M. Crutcher, William C. Foote, Steven F. Leer, Judith A. Sprieser, Valerie B. Jarrett, Marvin E. Lesser, Jose Armario, and Keith A. Brown. See Item 401(e)(1) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 67

2.   Refer to "Principal Stockholders" on page 4 in the definitive proxy statement on
        Schedule 14A filed on March 30, 2007. For a beneficial owner such as Gebr.
        Knauf Verwaltungsgellschaft KG that is a legal entity, disclose in future filings
        the natural person or persons exercising the sole or shared voting and dispositive
        powers for the shares beneficially owned by the legal entity.

Exhibit Index

3.   Include in future filings an exhibit index immediately before the exhibits as
        required by Item 102(d) of Regulation S-T.

                                    *   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please submit your
supplemental response on EDGAR as a correspondence file. Please understand that we
may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767, if you have any questions regarding legal or disclosure matters. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief